EXHIBIT 13.1
Quarterly report to shareholders
Second quarter 2025
Management’s discussion and analysis
July 30, 2025
This management’s discussion and analysis (MD&A) contains information to help the reader make investment decisions about TC Energy Corporation (TC Energy). It discusses our business, operations, financial position, risks and other factors for the three and six months ended June 30, 2025 and should be read with the accompanying unaudited Condensed consolidated financial statements for the three and six months ended June 30, 2025, which have been prepared in accordance with U.S. GAAP.
This MD&A should also be read in conjunction with our December 31, 2024 audited Consolidated financial statements and notes and the MD&A in our 2024 Annual Report. Capitalized and abbreviated terms that are used but not otherwise defined herein are defined in our 2024 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
On October 1, 2024, TC Energy completed the spinoff of its Liquids Pipelines business into a new public company, South Bow Corporation (the Spinoff Transaction). Upon completion of the Spinoff Transaction, the Liquids Pipelines business was accounted for as a discontinued operation. Discussions throughout this MD&A are based on continuing operations unless otherwise noted. Prior year results have been recast to reflect the split between continuing and discontinued operations. Refer to our 2024 Annual Report and the Discontinued operations section for additional information.
TC Energy Second Quarter 2025 | 1

FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management's assessment of our future plans and financial outlook and our future prospects overall.
Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this MD&A include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available along with portfolio management
•expectations regarding the size, structure, timing, conditions and outcome of ongoing and future transactions
•expected dividend growth
•expected access to and cost of capital
•expected energy demand levels
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•expected regulatory processes and outcomes
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•expected impact of future tax and accounting changes
•commitments and targets contained in our Report on Sustainability and GHG Emissions Reduction Plan, including statements related to our GHG emissions intensity reduction goals
•expected industry, market and economic conditions, and ongoing trade negotiations, including their impact on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.
Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected impacts from acquisitions and divestitures, including the Spinoff Transaction
•regulatory decisions and outcomes
•planned and unplanned outages and the utilization of our pipelines, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•inflation rates, commodity and labour prices
•interest, tax and foreign exchange rates
•nature and scope of hedging.

2 | TC Energy Second Quarter 2025

Risks and uncertainties
•realization of expected impacts from acquisitions and divestitures, including the Spinoff Transaction
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•operating performance of our pipelines, power generation and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•amount of capacity payments and revenues from power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost, availability of, and inflationary pressures on, labour, equipment and materials
•availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•our ability to realize the value of tangible assets and contractual recoveries
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cybersecurity and technological developments
•sustainability-related risks including climate-related risks and the impact of energy transition on our business
•economic and political conditions, and ongoing trade negotiations in North America, as well as globally
•global health crises, such as pandemics and epidemics, and the impacts related thereto.
You can read more about these factors and others in this MD&A and in other reports we have filed with Canadian securities regulators and the SEC, including the MD&A in our 2024 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on     forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR+ (www.sedarplus.ca).
TC Energy Second Quarter 2025 | 3

Financial highlights
We use certain financial measures that do not have a standardized meaning under GAAP because we believe they improve our ability to compare results between reporting periods and enhance understanding of our operating performance. Known as non-GAAP measures, they may not be comparable to similar measures provided by other companies.
Comparable EBITDA, comparable earnings and comparable earnings per common share from continuing and discontinued operations and comparable funds generated from operations are all non-GAAP measures. Refer to the Non-GAAP measures section for additional information, as well as each business segment, the Financial condition and Discontinued operations sections for reconciliations to the most directly comparable GAAP measures.
Discussions throughout this MD&A are based on continuing operations unless otherwise noted. Prior year results have been recast to reflect the split between continuing and discontinued operations.

	three months ended June 30			six months ended June 30
(millions of $, except per share amounts)	2025		2024[1]	2025		2024[1]

Income
Revenues	3,744		3,327	7,367		6,836

Net income (loss) attributable to common shares	833		963	1,811		2,166
from continuing operations	862		804	1,840		1,792
from discontinued operations	(29)		159	(29)		374

Net income (loss) per common share – basic	$0.80		$0.93	$1.74		$2.09
from continuing operations	$0.83		$0.78	$1.77		$1.73
from discontinued operations	($0.03)		$0.15	($0.03)		$0.36

Comparable EBITDA[2]	2,625		2,694	5,334		5,784
from continuing operations	2,625		2,348	5,334		5,018
from discontinued operations	—		346	—		766

Comparable earnings[2]	848		978	1,831		2,262
from continuing operations	848		822	1,831		1,877
from discontinued operations	—		156	—		385

Comparable earnings per common share[2]	$0.82		$0.94	$1.76		$2.18
from continuing operations	$0.82		$0.79	$1.76		$1.81
from discontinued operations	—		$0.15	—		$0.37

Dividends declared
per common share	$0.85	[3]	$0.96	$1.70	[3]	$1.92

Basic common shares outstanding (millions)
– weighted average for the period	1,040		1,037	1,040		1,037
– issued and outstanding at end of period	1,040		1,037	1,040		1,037
1Prior year results have been recast to reflect the split between continuing and discontinued operations.
2Additional information on the most directly comparable GAAP measure can be found in the Non-GAAP measures section.
3Reflects dividends declared following the Spinoff Transaction.
4 | TC Energy Second Quarter 2025

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Cash flows[1]
Net cash provided by operations[2,3]	2,173	1,655	3,532	3,697
Comparable funds generated from operations[2,3]	1,964	1,874	3,913	4,310
Capital spending[4]	1,379	1,591	3,188	3,488
Disposition of equity interest, net of transaction costs[5]	—	464	—	426
1Includes continuing and discontinued operations.
2Additional information on the most directly comparable GAAP measure can be found in the Non-GAAP measures section.
3Includes Liquids Pipelines earnings for the three and six months ended June 30, 2024 compared to Liquids Pipelines earnings of nil for the same periods in 2025. Refer to the Discontinued operations section and our 2024 Annual Report for additional information.
4Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information, of our Condensed consolidated financial statements for additional information.
5Included in the Financing activities section of the Condensed consolidated statement of cash flows.
TC Energy Second Quarter 2025 | 5

Consolidated results

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2025	2024[1]	2025	2024[1]

Canadian Natural Gas Pipelines	551	514	1,067	1,015
U.S. Natural Gas Pipelines	907	762	2,016	1,805
Mexico Natural Gas Pipelines	191	266	402	478
Power and Energy Solutions	312	220	447	472
Corporate	(7)	(26)	(12)	(87)
Total segmented earnings (losses)	1,954	1,736	3,920	3,683
Interest expense	(847)	(783)	(1,687)	(1,563)
Allowance for funds used during construction	114	184	362	341
Foreign exchange gains (losses), net	69	(67)	112	(40)
Interest income and other	49	68	100	143
Income (loss) from continuing operations before income taxes	1,339	1,138	2,807	2,564
Income tax (expense) recovery from continuing operations	(337)	(148)	(630)	(392)
Net income (loss) from continuing operations	1,002	990	2,177	2,172
Net income (loss) from discontinued operations, net of tax	(29)	159	(29)	374
Net income (loss)	973	1,149	2,148	2,546
Net (income) loss attributable to non-controlling interests	(112)	(159)	(281)	(330)
Net income (loss) attributable to controlling interests	861	990	1,867	2,216
Preferred share dividends	(28)	(27)	(56)	(50)
Net income (loss) attributable to common shares	833	963	1,811	2,166
Net income (loss) per common share – basic	$0.80	$0.93	$1.74	$2.09
from continuing operations	$0.83	$0.78	$1.77	$1.73
from discontinued operations	($0.03)	$0.15	($0.03)	$0.36
1Prior year results have been recast to reflect the split between continuing and discontinued operations.

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024[1]	2025	2024[1]

Amounts attributable to common shares
Net income (loss) from continuing operations	1,002	990	2,177	2,172
Net (income) loss attributable to non-controlling interests	(112)	(159)	(281)	(330)
Net income (loss) attributable to controlling interests from continuing operations	890	831	1,896	1,842
Preferred share dividends	(28)	(27)	(56)	(50)
Net income (loss) attributable to common shares from continuing operations	862	804	1,840	1,792
Net income (loss) from discontinued operations, net of tax	(29)	159	(29)	374
Net income (loss) attributable to common shares	833	963	1,811	2,166
1Prior year results have been recast to reflect the split between continuing and discontinued operations.
Net income (loss) attributable to common shares from continuing operations increased by $58 million or $0.05 per common share and $48 million or $0.04 per common share for the three and six months ended June 30, 2025 compared to the same periods in 2024.

6 | TC Energy Second Quarter 2025

NON-GAAP MEASURES
This MD&A references non-GAAP measures, which are described in the table below. These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These measures are reviewed regularly by our President and Chief Executive Officer, management and the Board of Directors in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors and other external users of our financial statements as a supplemental measure to provide decision-useful information regarding our period-over-period performance and ability to generate earnings that are core to our ongoing operations. Discussions throughout this MD&A on the factors impacting comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) and comparable earnings before interest and taxes (comparable EBIT) are consistent with the factors that impact segmented earnings, except where noted otherwise.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. We maintain a consistent approach to adjustments, which generally fall into the categories described below:
•by their nature are unusual, infrequent and separately identifiable from our normal business operations and in our view are not reflective of our underlying operations in the period and generally include the following:
◦gains or losses on sales of assets or assets held for sale; impairment of goodwill, plant, property and equipment, equity investments and other assets; legal, contractual and other infrequent settlements; acquisition, integration and restructuring costs; expected credit loss provisions on net investment in leases and certain contract assets in Mexico; impacts resulting from changes in legislation and enacted tax rates and unusual tax refunds/payments and valuation allowance adjustments
•unrealized gains and losses related to fair value adjustments and unrealized foreign exchange on intercompany loans that do not reflect realized earnings or losses or cash impacts incurred in the current period from our underlying operations and generally include the following:
◦unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities; unrealized fair value adjustments related to our proportionate share of Bruce Power’s risk management activities and its funds invested for post-retirement benefits; unrealized foreign exchange gains and losses on intercompany loans that impact consolidated earnings.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures. These measures are applicable to each of our continuing operations and discontinued operations. Quantitative reconciliations of our comparable measures to their GAAP measures and a discussion of specific adjustments made for the three and six months ended June 30, 2025 and comparative periods are found throughout this MD&A.

Non-GAAP measure	GAAP measure

comparable EBITDA	segmented earnings (losses)
comparable EBIT	segmented earnings (losses)
comparable earnings	net income (loss) attributable to common shares
comparable earnings per common share	net income (loss) per common share
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations
TC Energy Second Quarter 2025 | 7

Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings (losses) adjusted for specific items described in the Comparable measures section, excluding charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings (losses) adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment and the Discontinued operations section for a reconciliation to segmented earnings (losses).
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital.         The components of changes in working capital are disclosed in our 2024 Consolidated financial statements. Comparable funds generated from operations is adjusted for the cash impact of specific items described in the Comparable measures section. We believe funds generated from operations and comparable funds generated from operations are useful measures of our consolidated operating cash flows because they exclude fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and are used to provide a consistent measure of the cash-generating ability of our businesses. Refer to the Financial condition section for a reconciliation to Net cash provided by operations.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items described in the Comparable measures section. Comparable earnings is comprised of segmented earnings (losses), Interest expense, AFUDC, Foreign exchange (gains) losses, net, Interest income and other, Income tax expense (recovery), Net income (loss) attributable to non-controlling interests and Preferred share dividends in our Condensed consolidated statement of income, adjusted for specific items. We use comparable earnings as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Refer to the following page and the Discontinued operations section for reconciliations to Net income (loss) attributable to common shares and Net income (loss) per common share for our continuing operations and discontinued operations.
Comparable earnings and comparable earnings per common share - from continuing operations
The following specific items were recognized in Net income (loss) attributable to common shares from continuing operations and were excluded from comparable earnings from continuing operations:
2025 results
•pre-tax unrealized foreign exchange losses, net, of $132 million and $129 million for the three and six months ended June 30, 2025 on the peso-denominated intercompany loan between TransCanada PipeLines Limited (TCPL) and Transportadora de Gas Natural de la Huasteca (TGNH), net of non-controlling interest
•a pre-tax loss of $93 million and $91 million for the three and six months ended June 30, 2025 on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, net of non-controlling interest.
2024 results
•a pre-tax gain of $48 million in second quarter 2024 related to the sale of non-core assets in U.S. Natural Gas Pipelines and Canadian Natural Gas Pipelines
•pre-tax unrealized foreign exchange losses, net, of $3 million and unrealized foreign exchange gains, net, of $52 million for the three and six months ended June 30, 2024, respectively, on the peso-denominated intercompany loan between TCPL and TGNH, net of non-controlling interest
•a pre-tax recovery of $3 million and $24 million for the three and six months ended June 30, 2024 on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, net of non-controlling interest
•a pre-tax expense of $34 million related to a non-recurring third-party settlement in first quarter 2024
•pre-tax costs of $10 million related to the NGTL System Ownership Transfer in second quarter 2024
•a pre-tax expense of $10 million related to Focus Project costs in first quarter 2024.

8 | TC Energy Second Quarter 2025

RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHARES TO COMPARABLE EARNINGS - FROM CONTINUING OPERATIONS

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2025	2024[1]	2025	2024[1]

Net income (loss) attributable to common shares from continuing operations	862	804	1,840	1,792
Specific items (pre tax):
(Gain) loss on sale of non-core assets	—	(48)	—	(48)
Foreign exchange (gains) losses, net – intercompany loan[2]	132	3	129	(52)
Expected credit loss provision on net investment in leases and certain contract assets in Mexico[3]	93	(3)	91	(24)
Third-party settlement	—	—	—	34
Focus Project costs[4]	—	—	—	10
NGTL System ownership transfer costs	—	10	—	10
Bruce Power unrealized fair value adjustments	(8)	(4)	(18)	1
Risk management activities[5]	(274)	55	(255)	186
Tax related to specific items[6]	43	5	44	(32)
Comparable earnings from continuing operations	848	822	1,831	1,877
Net income (loss) per common share from continuing operations	$0.83	$0.78	$1.77	$1.73
Specific items (net of tax)	(0.01)	0.01	(0.01)	0.08
Comparable earnings per common share from continuing operations	$0.82	$0.79	$1.76	$1.81
1Prior year results have been recast to reflect continuing operations only.
2In 2023, TCPL and TGNH became party to an unsecured revolving credit facility. The loan receivable and loan payable are eliminated upon consolidation; however, due to differences in the currency that each entity reports its financial results, there is an impact to net income reflecting the revaluation and translation of the loan receivable and loan payable to TC Energy's reporting currency. As the amounts do not accurately reflect what will be realized at settlement, we exclude from comparable measures the unrealized foreign exchange gains and losses on the loan receivable, as well as the corresponding unrealized foreign exchange gains and losses on the loan payable, net of non-controlling interest.
3In 2022, TGNH and the CFE executed agreements which consolidate several natural gas pipelines under one TSA. As this TSA contains a lease, we have recognized amounts in net investment in leases on our Condensed consolidated balance sheet and have recognized an expected credit loss provision in relation to the net investment in leases and certain contract assets in Mexico, which will fluctuate from period to period based on changing economic assumptions and forward-looking information. This provision does not reflect losses or cash outflows that were incurred under this lease arrangement in the current period or from our underlying operations, and therefore, we have excluded any unrealized changes, net of non-controlling interest, from comparable measures. Refer to Note 12, Risk management and financial instruments, of our Condensed consolidated financial statements for additional information.
4    In 2022, we launched the Focus Project with benefits in the form of enhanced safety, productivity and cost-effectiveness expected to be realized over the long term. In 2023 and 2024, we recognized expenses in Plant operating costs and other, for external consulting and severance, some of which are not recoverable through regulatory and commercial tolling structures.
TC Energy Second Quarter 2025 | 9

5	Risk management activities	three months ended June 30		six months ended June 30
	(millions of $)	2025	2024	2025	2024
	U.S. Natural Gas Pipelines	64	(40)	58	(63)
	Canadian Power	19	3	(22)	60
	U.S. Power	3	(7)	2	(11)
	Natural Gas Storage	9	20	(20)	(70)
	Foreign exchange	179	(31)	237	(102)
		274	(55)	255	(186)
	Income tax attributable to risk management activities	(67)	14	(62)	46
	Total unrealized gains (losses) from risk management activities	207	(41)	193	(140)
6	Refer to the Corporate section for additional information.
COMPARABLE EBITDA TO COMPARABLE EARNINGS - FROM CONTINUING OPERATIONS
Comparable EBITDA from continuing operations represents segmented earnings (losses) adjusted for the specific items described on the previous page and excludes charges for depreciation and amortization. Refer to each business segment for further information on our reconciliation of comparable EBITDA.

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2025	2024[1]	2025	2024[1]

Canadian Natural Gas Pipelines	923	846	1,813	1,692
U.S. Natural Gas Pipelines	1,089	1,003	2,456	2,309
Mexico Natural Gas Pipelines	319	286	552	500
Power and Energy Solutions	301	227	525	547
Corporate	(7)	(14)	(12)	(30)
Comparable EBITDA from continuing operations	2,625	2,348	5,334	5,018
Depreciation and amortization	(671)	(633)	(1,349)	(1,268)
Interest expense	(847)	(783)	(1,687)	(1,563)
Allowance for funds used during construction	114	184	362	341
Foreign exchange gains (losses), net included in comparable earnings	55	(51)	45	(8)
Interest income and other	49	68	100	143
Income tax (expense) recovery included in comparable earnings	(294)	(143)	(586)	(424)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(155)	(141)	(332)	(312)
Preferred share dividends	(28)	(27)	(56)	(50)
Comparable earnings from continuing operations	848	822	1,831	1,877
Comparable earnings per common share from continuing operations	$0.82	$0.79	$1.76	$1.81
1Prior year results have been recast to reflect continuing operations only.
10 | TC Energy Second Quarter 2025

Comparable EBITDA from continuing operations – 2025 versus 2024
Comparable EBITDA increased by $277 million for the three months ended June 30, 2025 compared to the same period in 2024 primarily due to the net effect of the following:
•increased EBITDA in Canadian Natural Gas Pipelines mainly due to higher flow-through costs and increased contributions from Coastal GasLink
•increased Power and Energy Solutions EBITDA mainly attributable to increased contributions from Bruce Power due to a higher contract price and increased generation, partially offset by lower realized power prices in Canadian Power
•increased U.S. dollar-denominated EBITDA from U.S. Natural Gas Pipelines mainly due to a net increase in earnings from Columbia Gas following the application for higher transportation rates effective April 1, 2025, subject to refund upon resolution of the rate proceeding, incremental earnings from projects placed in service and additional contract sales, partially offset by decreased earnings as a result of the sale of Portland Natural Gas Transmission System (PNGTS), which was completed in August 2024 and lower earnings from our equity investments
•increased U.S. dollar-denominated EBITDA from Mexico Natural Gas Pipelines mainly due to higher earnings in TGNH primarily related to the completion of the Southeast Gateway pipeline, partially offset by lower equity earnings from
Sur de Texas as a result of peso-denominated financial exposure and higher income tax expense
•a positive foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent comparable EBITDA in our     U.S. dollar-denominated operations, which was translated at a rate of 1.38 in 2025 versus 1.37 in 2024. Refer to the Foreign exchange section for additional information.
Comparable EBITDA increased by $316 million for the six months ended June 30, 2025 compared to the same period in 2024 primarily due to the net effect of the following:
•increased EBITDA in Canadian Natural Gas Pipelines mainly due to higher flow-through costs and increased contributions from Coastal GasLink
•increased U.S. dollar-denominated EBITDA from U.S. Natural Gas Pipelines mainly due to a net increase in earnings from Columbia Gas following the application for higher transportation rates effective April 1, 2025, subject to refund upon resolution of the rate proceeding, incremental earnings from projects placed in service and additional contract sales, partially offset by decreased earnings as a result of the sale of PNGTS, which was completed in August 2024 and lower earnings from our equity investments
•increased U.S. dollar-denominated EBITDA from Mexico Natural Gas Pipelines mainly due to higher earnings in TGNH primarily related to the completion of the Southeast Gateway pipeline, partially offset by lower equity earnings from
Sur de Texas as a result of peso-denominated financial exposure and higher income tax expense
•decreased Power and Energy Solutions EBITDA mainly attributable to lower realized power prices in Canadian Power and lower realized Alberta natural gas storage spreads, partially offset by the net contributions from Bruce Power primarily due to a higher contract price, reduced generation primarily from the commencement of the Unit 4 Major Component Replacement (MCR) and higher operating costs
•a positive foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent comparable EBITDA in our     U.S. dollar-denominated operations, which was translated at a rate of 1.41 in 2025 versus 1.36 in 2024. Refer to the Foreign exchange section for additional information.
Due to the flow-through treatment of certain costs including depreciation, financial charges and income taxes in our Canadian rate-regulated pipelines, changes in these costs impact our comparable EBITDA despite having no significant effect on net income.
TC Energy Second Quarter 2025 | 11

Comparable earnings from continuing operations – 2025 versus 2024
Comparable earnings increased by $26 million or $0.03 per common share for the three months ended June 30, 2025 compared to the same period in 2024 primarily due to the net effect of the following:
•changes in comparable EBITDA described above
•higher income tax expense primarily due to the impact of Mexico foreign exchange exposure, a change in the geographic and business mix of earnings and higher flow-through income taxes
•lower AFUDC primarily due to the completion of the Southeast Gateway pipeline, partially offset by capital expenditures on U.S. natural gas pipeline projects
•higher interest expense primarily due to lower capitalized interest, the foreign exchange impact from a stronger U.S. dollar on translation of U.S. dollar-denominated interest expense and long-term debt issuances and maturities
•higher depreciation and amortization primarily due to higher depreciation rates on the NGTL System under the 2025-2029 Revenue Requirement Settlement
•lower interest income and other due to lower interest earned on short-term investments
•higher net income attributable to non-controlling interests due to the net effect of net income recognized from Columbia
Gas and Columbia Gulf assets, the completion of the Southeast Gateway pipeline in second quarter 2025 and the sale of the 13.01 per cent non-controlling equity interest in TGNH to the CFE and the divestiture of PNGTS in second and third quarter 2024, respectively
•risk management activities used to manage our foreign exchange exposure to net liabilities in Mexico and to U.S. dollar-denominated income, the revaluation of our peso-denominated net monetary liabilities to U.S. dollars and a net realized gain on the partial repayment of the peso-denominated intercompany loan between TCPL and TGNH in second quarter 2024.
Comparable earnings decreased by $46 million or $0.05 per common share for the six months ended June 30, 2025 compared to the same period in 2024 primarily due to the net effect of the following:
•changes in comparable EBITDA described above
•higher income tax expense primarily due to the impact of Mexico foreign exchange exposure, higher flow-through income taxes and a change in the geographic and business mix of earnings
•higher interest expense primarily due to lower capitalized interest, the foreign exchange impact from a stronger U.S. dollar on translation of U.S. dollar-denominated interest expense and long-term debt issuances and maturities
•higher depreciation and amortization primarily due to higher depreciation rates on the NGTL System under the 2025-2029 Revenue Requirement Settlement
•lower interest income and other due to lower interest earned on short-term investments
•higher net income attributable to non-controlling interests due to the net effect of net income recognized from Columbia
Gas and Columbia Gulf assets, the completion of the Southeast Gateway pipeline in second quarter 2025 and the sale of the 13.01 per cent non-controlling equity interest in TGNH to the CFE and the divestiture of PNGTS in second and third quarter 2024, respectively
•risk management activities used to manage our foreign exchange exposure to net liabilities in Mexico and to U.S. dollar-denominated income, the revaluation of our peso-denominated net monetary liabilities to U.S. dollars and a net realized gain on the partial repayment of the peso-denominated intercompany loan between TCPL and TGNH in second quarter 2024
•higher AFUDC primarily due to AFUDC recorded for the Southeast Gateway pipeline until completion in second quarter 2025, partially offset by the suspension of AFUDC on the south section of the Villa de Reyes pipeline and the foreign exchange impacts resulting from a stronger U.S. dollar on the Canadian dollar equivalent.

12 | TC Energy Second Quarter 2025

Supplementary financial measure
Net capital expenditures
Net capital expenditures represents capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.
Net capital expenditures does not include an adjustment related to the CFE’s minority interest in TGNH capital expenditures for projects included as part of the 2022 strategic alliance between TGNH and the CFE, including Villa de Reyes, Southeast Gateway and Tula. The CFE’s contribution in second quarter 2024 to obtain a 13.01 per cent equity interest in TGNH included consideration of its proportionate share of required capital contributions for approved projects. Net capital expenditures will be adjusted for any new capital projects approved in TGNH going forward.
Outlook
Comparable EBITDA and comparable earnings
Our overall comparable EBITDA and comparable earnings per common share outlooks for 2025 remain consistent with our 2024 Annual Report.
Consolidated capital expenditures
Our expected total capital expenditures for 2025 as outlined in our 2024 Annual Report remain materially unchanged.
TC Energy Second Quarter 2025 | 13

Capital program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by     long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate growth in earnings and cash flows.
Our capital program consists of approximately $21 billion of secured projects that represent commercially supported, committed projects that are either under construction or are in, or preparing to, commence the permitting stage.
Three years of maintenance capital expenditures for our businesses are included in the Secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines.
We placed approximately $5.8 billion of natural gas pipeline capacity projects along our extensive North American asset footprint into service, including the Southeast Gateway pipeline. Approximately $0.8 billion of maintenance capital expenditures were incurred in the period.
All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, land acquisition, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions and uncertainties, including inflationary pressures on labour and materials. Amounts exclude capitalized interest and AFUDC, where applicable.
In addition to our secured projects, we are pursuing a portfolio of quality projects in various stages of development across each of our business units as discussed in our 2024 Annual Report. Projects under development have greater uncertainty with respect to timing and estimated project costs and are subject to corporate and regulatory approvals, unless otherwise noted. While each business segment also has additional areas of focus for further ongoing business development activities and growth opportunities, new opportunities will be assessed within our capital allocation framework in order to fit within our annual capital expenditure parameters. As these projects advance and reach necessary milestones they will be included in the Secured projects table on the following page. Refer to the Recent developments section for updates to our secured projects and projects under development.

14 | TC Energy Second Quarter 2025

Secured projects
Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to projects within entities that we own or partially own and fully consolidate, as well as our share of equity contributions to fund projects within our equity investments.

	Expected in-service date	Estimated project cost		Project costs incurred at June 30, 2025
(billions of $)

Canadian Natural Gas Pipelines[1]
NGTL System	2025	0.2		0.2
	2026	0.5	[2]	0.2
	2027+	0.6	[2]	—
Regulated maintenance capital expenditures	2025-2027	2.5		0.3
U.S. Natural Gas Pipelines
VR project	2025	US 0.5		US 0.3
WR project	2025	US 0.7		US 0.4
Gillis Access – Extension	2026-2027	US 0.4		US 0.1
Heartland project	2027	US 0.9		US 0.1
Northwoods project	2029	US 0.9		—
Pulaski and Maysville projects	2029	US 0.8		—
Southeast Virginia Energy Storage project	2030	US 0.3		—
Other capital[3]	2025-2028	US 1.4		US 0.4
Regulated maintenance capital expenditures	2025-2027	US 2.3		US 0.3
Mexico Natural Gas Pipelines
Villa de Reyes – South section[4]	—	US 0.4		US 0.3
Tula[5]	—	US 0.4		US 0.3
Power and Energy Solutions
Bruce Power – Unit 3 MCR	2026	1.1		1.0
Bruce Power – Unit 4 MCR[6]	2028	0.9		0.3
Bruce Power – Unit 5 MCR[6]	2030	1.1		0.2
Bruce Power – life extension[7]	2025-2031	1.8		0.7
Other
Non-recoverable maintenance capital expenditures[8]	2025-2027	0.4		—
		18.1		5.1
Foreign exchange impact on secured projects[9]		3.2		0.8
Total secured projects (Cdn$)		21.3		5.9
1Our share of committed equity to fund the estimated cost of the Coastal GasLink - Cedar Link project is $37 million.
2Includes amounts related to projects within the Multi-Year Growth Plan (MYGP) that have received FID.
3Includes capital expenditures related to certain large-scope maintenance projects across our U.S. natural gas footprint due to their discrete nature for regulatory recovery.
4We are working with the CFE on completing the remaining section of the Villa de Reyes pipeline. The in-service date will be determined upon resolution of outstanding stakeholder issues.
5Estimated project cost as per contracts signed in 2022 as part of the TGNH strategic alliance between TC Energy and the CFE. We continue to evaluate the development and completion of the Tula pipeline, with the CFE, subject to a future FID and an updated cost estimate.
6Amounts are net of expected Investment Tax Credits announced by the Government of Canada in February 2024.
7Reflects amounts to be invested under the Asset Management program to 2027, other life extension projects and the incremental uprate initiative.
8Includes non-recoverable maintenance capital expenditures from all segments and is primarily related to our Power and Energy Solutions and Corporate assets.
9Reflects U.S./Canada foreign exchange rate of 1.36 at June 30, 2025.
TC Energy Second Quarter 2025 | 15

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

NGTL System	639	598	1,276	1,199
Canadian Mainline	201	195	379	383
Other Canadian pipelines[1]	83	53	158	110
Comparable EBITDA	923	846	1,813	1,692
Depreciation and amortization	(372)	(342)	(746)	(687)
Comparable EBIT	551	504	1,067	1,005
Specific item:
Gain (loss) on sale of non-core assets	—	10	—	10
Segmented earnings (losses)	551	514	1,067	1,015
1Includes results from Foothills, Ventures LP, Great Lakes Canada and our proportionate share of income related to investments in Trans Québec & Maritimes (TQM) and Coastal GasLink, as well as general and administrative and business development costs related to our Canadian natural gas pipelines.
Canadian Natural Gas Pipelines segmented earnings increased by $37 million and $52 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 and included a pre-tax gain on sale of a non-core asset of
$10 million in second quarter 2024, which has been excluded from our calculation of comparable EBITDA and comparable EBIT.
Net income for our rate-regulated Canadian natural gas pipelines is primarily affected by our approved ROE, investment base, the level of deemed common equity and incentive earnings. Comparable EBITDA is impacted by these factors, as well as changes in depreciation, financial charges and income taxes. These additional items do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Net income
NGTL System	199	197	397	392
Canadian Mainline	66	60	123	115
Average investment base
NGTL System			19,350	19,413
Canadian Mainline			3,673	3,635
16 | TC Energy Second Quarter 2025

Net income for the NGTL System increased by $2 million and $5 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 mainly due to higher incentive earnings. The NGTL System is currently operating under the CER approved five-year negotiated revenue requirement settlement (2025-2029 NGTL Settlement), which commenced on January 1, 2025 and includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity. This settlement provides the NGTL System with higher depreciation rates and the opportunity to further increase depreciation rates with an incentive if tolls fall below specified levels, or if growth projects are undertaken. It also includes incentive mechanisms to reduce both physical emissions and emission compliance costs, while also providing incentive for certain operating costs where variances from projected amounts and emissions savings are shared with customers.
Net income for the Canadian Mainline increased by $6 million and $8 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 mainly due to higher incentive earnings. The Canadian Mainline is operating under the 2021-2026 Mainline Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity and an incentive to decrease costs and increase revenues on the pipeline under a beneficial sharing mechanism with our customers.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $77 million and $121 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 due to the net effect of:
•higher flow-through depreciation and income taxes as well as higher incentive earnings, partially offset by lower flow-through financial charges on the NGTL System
•higher contributions from Coastal GasLink mainly resulting from the declared commercial in-service of the pipeline in fourth quarter 2024.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $30 million and $59 million for the three and six months ended June 30, 2025 compared to the same periods in 2024, primarily reflecting higher depreciation rates on the NGTL System under the 2025-2029 Revenue Requirement Settlement.
TC Energy Second Quarter 2025 | 17

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of US$, unless otherwise noted)	2025	2024	2025	2024

Columbia Gas[1]	432	366	884	804
ANR	135	137	333	326
Columbia Gulf[1]	62	59	116	121
Great Lakes	38	41	109	110
GTN	62	39	122	94
PNGTS[1,2]	—	25	—	52
Other U.S. pipelines[3]	58	66	176	194
Comparable EBITDA	787	733	1,740	1,701
Depreciation and amortization	(177)	(175)	(353)	(353)
Comparable EBIT	610	558	1,387	1,348
Foreign exchange impact	233	206	571	482
Comparable EBIT (Cdn$)	843	764	1,958	1,830
Specific items:
Gain (loss) on sale of non-core assets	—	38	—	38
Risk management activities	64	(40)	58	(63)
Segmented earnings (losses) (Cdn$)	907	762	2,016	1,805
1Includes non-controlling interest. Refer to the Corporate section for additional information.
2The sale of PNGTS was completed in August 2024.
3Reflects comparable EBITDA from our ownership in our mineral rights business (CEVCO), North Baja, Gillis Access, Tuscarora, Bison, Crossroads and our share of equity income from Northern Border, Iroquois, Millennium and Hardy Storage, our U.S. natural gas marketing business, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.
U.S. Natural Gas Pipelines segmented earnings increased by $145 million and $211 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 and included the following specific items which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•a pre-tax gain on sale of a non-core asset of $38 million in second quarter 2024
•unrealized gains and losses from changes in the fair value of derivatives related to our U.S. natural gas marketing business.
A stronger U.S. dollar for the three and six months ended June 30, 2025 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. dollar-denominated operations compared to the same period in 2024. Refer to the Foreign exchange section for additional information.
Earnings from our U.S. Natural Gas Pipelines operations are generally affected by contracted volume levels, volumes delivered and the rates charged, as well as by the cost of providing services. Columbia Gas and ANR results are also affected by the contracting and pricing of their natural gas storage capacity and incidental commodity sales. Natural gas pipeline and storage volumes and revenues are generally higher in the winter months because of the seasonal nature of the business.

18 | TC Energy Second Quarter 2025

Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$54 million and US$39 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 and was primarily due to the net effect of:
•a net increase in earnings from Columbia Gas following the application for higher transportation rates effective         April 1, 2025, subject to revision following completion and approval of settlement terms. Refer to the Recent developments - U.S. Natural Gas Pipelines section for additional information
•incremental earnings from growth and modernization projects placed in service, as well as increased earnings from additional contract sales on ANR and GTN
•decreased earnings as a result of the sale of PNGTS, which was completed in August 2024
•decreased equity earnings from Iroquois and Millennium
•decreased earnings due to higher operational costs, reflective of increased system utilization across our footprint and higher property taxes from projects placed in service.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization was generally consistent for the three and six months ended June 30, 2025 compared to the same periods in 2024.
TC Energy Second Quarter 2025 | 19

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of US$, unless otherwise noted)	2025	2024	2025	2024

TGNH[1,2]	159	61	223	124
Sur de Texas[3]	1	77	27	102
Topolobampo	39	39	78	78
Guadalajara	14	15	31	30
Mazatlán	17	18	34	34
Comparable EBITDA	230	210	393	368
Depreciation and amortization	(17)	(17)	(34)	(34)
Comparable EBIT	213	193	359	334
Foreign exchange impact	81	70	144	120
Comparable EBIT (Cdn$)	294	263	503	454
Specific item:
Expected credit loss provision on net investment in leases and certain contract assets in Mexico[2]	(103)	3	(101)	24
Segmented earnings (losses) (Cdn$)	191	266	402	478
1Includes the completed or operating sections of the Tamazunchale, Villa de Reyes, Tula and Southeast Gateway pipelines.
2Includes non-controlling interest. Refer to the Corporate section for additional information.
3Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines segmented earnings decreased by $75 million and $76 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 and included an unrealized loss of $103 million and $101 million, respectively (2024 – recovery of $3 million and $24 million, respectively), on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico, which has been excluded from our calculation of comparable EBITDA and comparable EBIT. During second quarter 2025, we completed the Southeast Gateway pipeline and recognized a net investment in sales-type lease. Refer to Note 12, Risk management and financial instruments and Note 13, TGNH strategic alliance, of our Condensed consolidated financial statements for additional information.
A stronger U.S. dollar for the three and six months ended June 30, 2025 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. dollar-denominated operations in Mexico compared to the same periods in 2024. Refer to the Foreign exchange section for additional information.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$20 million and US$25 million for the three and six months ended June 30, 2025 compared with the same periods in 2024, due to the net effect of:
•higher earnings in TGNH primarily related to the Southeast Gateway pipeline
•lower equity earnings from Sur de Texas primarily due to the foreign exchange impacts on the revaluation of peso-denominated liabilities as a result of a stronger Mexican peso and higher income tax expense. We use foreign exchange derivatives to manage the peso-denominated exposure, the impact of which is recognized in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Foreign exchange section for additional information.
20 | TC Energy Second Quarter 2025

DEPRECIATION AND AMORTIZATION
Depreciation and amortization was consistent for the three and six months ended June 30, 2025 compared to the same periods in 2024. Under sales-type lease accounting, the completed Southeast Gateway pipeline assets are derecognized from Plant, property and equipment and recorded as a net investment in lease on our Condensed consolidated balance sheet with no depreciation expense being recognized.
TC Energy Second Quarter 2025 | 21

Power and Energy Solutions
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Bruce Power[1]	233	150	365	331
Canadian Power	70	87	115	168
Natural Gas Storage and other[2]	(2)	(10)	45	48
Comparable EBITDA	301	227	525	547
Depreciation and amortization	(28)	(27)	(56)	(53)
Comparable EBIT	273	200	469	494
Specific items:
Bruce Power unrealized fair value adjustments	8	4	18	(1)
Risk management activities	31	16	(40)	(21)
Segmented earnings (losses)	312	220	447	472
1Represents our share of equity income from Bruce Power.
2Includes non-controlling interest in the Fluvanna and Blue Cloud Wind Farms (Texas Wind Farms), which is comprised of Class A Membership Interests. Refer to the Corporate section for additional information.
Power and Energy Solutions segmented earnings increased by $92 million and decreased by $25 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 and included the following specific items which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•our proportionate share of Bruce Power's unrealized gains and losses on funds invested for post-retirement benefits and risk management activities
•unrealized gains and losses from changes in the fair value of derivatives used to reduce commodity exposures.
Comparable EBITDA for Power and Energy Solutions increased by $74 million for the three months ended June 30, 2025 compared to the same period in 2024 primarily due to the net effect of:
•increased contributions from Bruce Power due to a higher contract price, fewer outage days resulting in increased generation and lower outage costs, partially offset by higher operating costs. Refer to the Bruce Power section for additional information
•higher Natural Gas Storage and other results primarily due to lower business development costs in second quarter 2025, partially offset by decreased contributions from our U.S. marketing business
•lower Canadian Power financial results primarily from lower realized power prices.
Comparable EBITDA for Power and Energy Solutions decreased by $22 million for the six months ended June 30, 2025 compared to the same period in 2024 primarily due to the net effect of:
•lower Canadian Power financial results primarily from lower realized power prices
•decreased Natural Gas Storage and other results primarily due to lower realized Alberta natural gas storage spreads and lower contributions from our U.S. marketing business, partially offset by reduced business development activities
•increased contributions from Bruce Power due to a higher contract price and lower outage costs, partially offset by reduced generation primarily from the commencement of the Unit 4 MCR and higher operating costs. Refer to the Bruce Power section for additional information.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three and six months ended June 30, 2025 was generally consistent with the same periods in 2024.
22 | TC Energy Second Quarter 2025

BRUCE POWER
The following is our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended June 30		six months ended June 30
(millions of $, unless otherwise noted)	2025	2024	2025	2024

Items included in comparable EBITDA and comparable EBIT are comprised of:
Revenues[1]	563	487	1,064	1,012
Operating expenses	(238)	(244)	(512)	(497)
Depreciation and other	(92)	(93)	(187)	(184)
Comparable EBITDA and comparable EBIT[2]	233	150	365	331
Bruce Power – other information
Plant availability[3,4]	98%	78%	92%	85%
Planned outage days[4]	—	116	65	160
Unplanned outage days	10	15	23	21
Sales volumes (GWh)[5]	5,096	4,685	9,741	10,226
Realized power price per MWh[6]	$110	$102	$108	$98
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO, if applicable.
2Represents our 48.3 per cent ownership interest and internal costs supporting our investment in Bruce Power. Excludes unrealized gains and losses on funds invested for post-retirement benefits and risk management activities.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes MCR outage days.
5Sales volumes include deemed generation, if applicable.
6Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
A planned outage on Unit 5 was completed in first quarter 2025. Planned maintenance on Unit 2 is expected to commence in third quarter 2025.
On January 31, 2025 Unit 4 was removed from service to commence its MCR program, with a return to service expected in 2028.
TC Energy Second Quarter 2025 | 23

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024[1]	2025	2024[1]

Comparable EBITDA	(7)	(14)	(12)	(30)
Depreciation and amortization	—	(2)	—	(3)
Comparable EBIT	(7)	(16)	(12)	(33)
Specific items:
Third-party settlement	—	—	—	(34)
Focus Project costs	—	—	—	(10)
NGTL System ownership transfer costs	—	(10)	—	(10)
Segmented earnings (losses)	(7)	(26)	(12)	(87)
1Prior year results have been recast to reflect continuing operations only.
Corporate segmented losses decreased by $19 million and $75 million for the three and six months ended June 30, 2025 compared to the same periods in 2024. Corporate segmented losses included the following specific items, which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•a pre-tax expense of $34 million (US$25 million) in first quarter 2024 related to a non-recurring third-party settlement
•a pre-tax charge of $10 million in first quarter 2024 related to Focus Project costs
•a pre-tax cost of $10 million in second quarter 2024 related to the NGTL System Ownership Transfer.
Comparable EBITDA for Corporate increased by $7 million and $18 million for the three and six months ended June 30, 2025 compared to the same periods in 2024, primarily due to shared costs in 2024 related to TC Energy's corporate services and governance functions that were not allocated to discontinued operations.
INTEREST EXPENSE

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024[1]	2025	2024[1]

Interest expense on long-term debt and junior subordinated notes
Canadian dollar-denominated	(202)	(220)	(397)	(445)
U.S. dollar-denominated	(429)	(470)	(858)	(944)
Foreign exchange impact	(165)	(172)	(352)	(338)
	(796)	(862)	(1,607)	(1,727)
Other interest and amortization expense	(53)	(47)	(85)	(87)
Capitalized interest	2	66	5	134
Interest expense allocated to discontinued operations	—	60	—	117
Interest expense	(847)	(783)	(1,687)	(1,563)
1Prior year results have been recast to reflect continuing operations only.
24 | TC Energy Second Quarter 2025

Interest expense increased by $64 million and $124 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 primarily due to the net effect of:
•lower capitalized interest due to the declared commercial in-service of the Coastal GasLink pipeline in fourth quarter 2024
•no interest expense allocated to discontinued operations in 2025
•long-term debt issuances and maturities, including lower interest expense resulting from TCPL’s cash tender offers completed in fourth quarter 2024. Refer to our 2024 Annual Report and the Financial condition section for additional information
•the foreign exchange impact from a stronger U.S. dollar on translation of U.S. dollar-denominated interest expense.
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Canadian dollar-denominated	13	8	24	17
U.S. dollar-denominated	72	128	238	238
Foreign exchange impact	29	48	100	86
Allowance for funds used during construction	114	184	362	341
AFUDC decreased by $70 million and increased by $21 million for the three and six months ended June 30, 2025 compared to the same periods in 2024.
The decrease in AFUDC for the three months ended June 30, 2025 is primarily the result of the completion of the Southeast Gateway pipeline and the suspension of AFUDC on the south section of the Villa de Reyes pipeline in first quarter 2025 due to ongoing construction delays on the project pending the resolution of outstanding stakeholder issues, partially offset by capital expenditures on our U.S. natural gas pipeline projects.
The increase in AFUDC for the six months ended June 30, 2025 is mainly due to AFUDC recorded for the Southeast Gateway pipeline until completion in second quarter 2025, partially offset by the suspension of AFUDC on the south section of the Villa de Reyes pipeline in first quarter 2025 and the foreign exchange impacts resulting from a stronger U.S. dollar on the Canadian dollar equivalent.
FOREIGN EXCHANGE GAINS (LOSSES), NET

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Foreign exchange gains (losses), net included in comparable earnings	55	(51)	45	(8)
Specific items:
Foreign exchange gains (losses), net – intercompany loan[1]	(165)	15	(170)	70
Risk management activities	179	(31)	237	(102)
Foreign exchange gains (losses), net	69	(67)	112	(40)
1     Includes non-controlling interest. Refer to Net (income) loss attributable to non-controlling interests for additional information.
Foreign exchange gains (losses), net, changed by $136 million and $152 million for the three and six months ended June 30, 2025 compared to the same periods in 2024. The following specific items have been removed from our calculation of Foreign exchange gains (losses), net included in comparable earnings:
•unrealized foreign exchange gains and losses on the peso-denominated intercompany loan between TCPL and TGNH
•unrealized gains and losses from changes in the fair value of derivatives used to manage our foreign exchange risk. Refer to the Financial risks and financial instruments section for additional information.

TC Energy Second Quarter 2025 | 25

Foreign exchange gains (losses), net included in comparable earnings changed by $106 million and $53 million for the three and six months ended June 30, 2025 compared to the same periods in 2024. The changes were primarily due to the net effect of:
•risk management activities used to manage our foreign exchange exposure to net liabilities in Mexico and to U.S. dollar‑denominated income
•foreign exchange gains in 2025 compared to foreign exchange losses in 2024 on the revaluation of our U.S. dollar‑denominated assets and liabilities to Canadian dollars
•foreign exchange losses in 2025 compared to foreign exchange gains in 2024 on the revaluation of our peso-denominated net monetary liabilities to U.S. dollars
•a net realized gain in second quarter 2024 on the partial repayment of the peso-denominated intercompany loan between TCPL and TGNH.
INTEREST INCOME AND OTHER

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024[1]	2025	2024[1]

Interest income and other	49	68	100	143
1Prior year results have been recast to reflect continuing operations only.
Interest income and other decreased by $19 million and $43 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 due to lower interest earned on short-term investments, partially offset by the change in fair value of other restricted investments.
INCOME TAX (EXPENSE) RECOVERY

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024[1]	2025	2024[1]

Income tax (expense) recovery included in comparable earnings	(294)	(143)	(586)	(424)
Specific items:
Foreign exchange gains (losses), net – intercompany loan	(4)	—	(6)	—
Gain on sale of non-core assets	—	15	—	15
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	30	(1)	29	(7)
Third-party settlement	—	—	—	8
Focus Project costs	—	—	—	2
NGTL System ownership transfer costs	—	(32)	—	(32)
Bruce Power unrealized fair value adjustments	(2)	(1)	(5)	—
Risk management activities	(67)	14	(62)	46
Income tax (expense) recovery	(337)	(148)	(630)	(392)
1Prior year results have been recast to reflect continuing operations only.
Income tax expense increased by $189 million and $238 million for the three and six months ended June 30, 2025 compared to the same periods in 2024. The income tax impacts on specified items referenced throughout the MD&A have been reflected in our calculation of Income tax expense included in comparable earnings.
Income tax expense included in comparable earnings increased by $151 million and $162 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 primarily due to the impact of Mexico foreign exchange exposure, higher flow-through income taxes and a change in geographic and business mix of earnings.
26 | TC Energy Second Quarter 2025

NET (INCOME) LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

	Non-Controlling Interests Ownership at June 30, 2025	three months ended June 30		six months ended June 30
(millions of $)		2025	2024	2025	2024

Columbia Gas and Columbia Gulf	40%	(151)	(129)	(322)	(290)
Texas Wind Farms[1]	100%	9	9	19	11
TGNH[2]	13.01%	(13)	(10)	(29)	(10)
PNGTS[3]	—	—	(11)	—	(23)
Net (income) loss attributable to non-controlling interests included in comparable earnings		(155)	(141)	(332)	(312)
Specific items:
Foreign exchange (gains) losses, net – intercompany loan		33	(18)	41	(18)
Expected credit loss provision on net investment in leases and certain contract assets in Mexico		10	—	10	—
Net (income) loss attributable to non-controlling interests		(112)	(159)	(281)	(330)
1    Tax equity investors own 100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated. We own 100 per cent of the Class B Membership Interests.
2    In second quarter 2024, the CFE became a partner in TGNH with a 13.01 per cent equity interest in TGNH. Refer to the Recent developments – Mexico Natural Gas Pipelines section for additional information.
3    The sale of PNGTS was completed on August 15, 2024.
Net income attributable to non-controlling interests decreased by $47 million and $49 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 and included the following specific items which have been excluded from our calculation of Net (income) loss attributable to non-controlling interests included in comparable earnings:
•the non-controlling interest portion of the unrealized foreign exchange gains and losses on the TGNH peso-denominated intercompany loan payable to TCPL
•the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico.
Net income attributable to non-controlling interests included in comparable earnings increased by $14 million and $20 million for the three and six months ended June 30, 2025 compared to the same periods in 2024, due to the net effect of:
•higher net income recognized from the Columbia Gas and Columbia Gulf assets
•the divestiture of PNGTS in third quarter 2024
•the completion of the Southeast Gateway pipeline in second quarter 2025 and the sale of the 13.01 per cent non-controlling equity interest in TGNH to the CFE in second quarter 2024. Refer to the Recent developments – Mexico Natural Gas Pipelines section for additional information.
PREFERRED SHARE DIVIDENDS

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Preferred share dividends	(28)	(27)	(56)	(50)
Preferred share dividends were generally consistent for the three months ended June 30, 2025 and increased by $6 million for the six months ended June 30, 2025 compared to the same periods in 2024 primarily due to the dividend rate resets on Series 1, 7 and 9 preferred shares in 2024.
On June 30, 2025, 104,778 Series 3 preferred shares were converted, on a one-for-one basis, into Series 4 preferred shares and 1,822,829 Series 4 preferred shares were converted, on a one-for-one basis, into Series 3 preferred shares.
TC Energy Second Quarter 2025 | 27

Foreign exchange
FOREIGN EXCHANGE RELATED TO U.S. DOLLAR-DENOMINATED OPERATIONS
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. A portion of the remaining exposure is actively managed on a rolling forward basis up to three years using foreign exchange derivatives; however, the natural exposure beyond that period remains. The net impact of the U.S. dollar movements on comparable earnings during the three and six months ended June 30, 2025 after considering natural offsets and economic hedges was not significant.
The components of our financial results denominated in U.S. dollars are set out in the table below, including our
U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines operations. Comparable EBITDA is a non-GAAP measure.
PRE-TAX U.S. DOLLAR-DENOMINATED INCOME AND EXPENSE ITEMS – FROM CONTINUING OPERATIONS

	three months ended June 30		six months ended June 30
(millions of US$)	2025	2024[1]	2025	2024[1]

Comparable EBITDA
U.S. Natural Gas Pipelines	787	733	1,740	1,701
Mexico Natural Gas Pipelines	230	210	393	368
	1,017	943	2,133	2,069
Depreciation and amortization	(194)	(192)	(387)	(387)
Interest expense on long-term debt and junior subordinated notes	(429)	(470)	(858)	(944)
Interest expense allocated to discontinued operations	—	41	—	83
Allowance for funds used during construction	72	128	238	238
Net (income) loss attributable to non-controlling interests included in comparable earnings and other	(120)	(112)	(235)	(238)
	346	338	891	821
Average exchange rate – U.S. to Canadian dollars	1.38	1.37	1.41	1.36
1    Prior year results have been recast to reflect continuing operations only.
FOREIGN EXCHANGE RELATED TO MEXICO NATURAL GAS PIPELINES
Changes in the value of the Mexican peso against the U.S. dollar can affect our comparable earnings as a portion of our Mexico Natural Gas Pipelines' monetary assets and liabilities are peso-denominated, while our financial results are denominated in U.S. dollars for our Mexico operations. These peso-denominated balances are revalued to U.S. dollars, creating foreign exchange gains and losses that are included in Income (loss) from equity investments, Foreign exchange (gains) losses, net and Net income (loss) attributable to non-controlling interests in the Condensed consolidated statement of income.
In addition, foreign exchange gains or losses calculated for Mexico income tax purposes on the revaluation of U.S. dollar‑denominated monetary assets and liabilities result in a peso-denominated income tax exposure for these entities, leading to fluctuations in Income from equity investments and Income tax expense. This exposure increases as our U.S. dollar‑denominated net monetary liabilities grow.
28 | TC Energy Second Quarter 2025

The above exposures are managed using foreign exchange derivatives, although some unhedged exposure remains. The impacts of the foreign exchange derivatives are recorded in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Financial risks and financial instruments section for additional information.
The period end exchange rates for one U.S. dollar to Mexican pesos were as follows:

June 30, 2025	18.84
June 30, 2024	18.28

December 31, 2024	20.87
December 31, 2023	16.91
A summary of the impacts of transactional foreign exchange gains and losses from changes in the value of the Mexican peso against the U.S. dollar and associated derivatives is set out in the table below:

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Comparable EBITDA - Mexico Natural Gas Pipelines[1]	(43)	55	(54)	45
Foreign exchange gains (losses), net included in comparable earnings	55	(45)	72	(1)
Income tax (expense) recovery included in comparable earnings	(45)	62	(59)	40
Net (income) loss attributable to non-controlling interests included in comparable earnings[2]	5	(4)	6	(4)
	(28)	68	(35)	80
1Includes the foreign exchange impacts from the Sur de Texas joint venture recorded in Income (loss) from equity investments in the Condensed consolidated statement of income.
2    Represents the non-controlling interest portion related to TGNH. Refer to the Corporate section for additional information.
TC Energy Second Quarter 2025 | 29

Recent developments
CANADIAN NATURAL GAS PIPELINES
Multi-Year Growth Plan
The 2025-2029 NGTL Settlement enables an investment framework that supports our Board of Directors' approval to allocate approximately $3.3 billion of capital towards progression of the Multi-Year Growth Plan (MYGP) for expansion facilities on the NGTL System. It is comprised of multiple distinct projects with targeted in-service dates between 2027 and 2030, subject to final company and regulatory approvals. The completion of the MYGP is expected to enable approximately 1.0 Bcf/d of incremental system throughput. To date, a total of $0.7 billion of MYGP expansion facilities have received FID, including $0.4 billion in 2025.
Valhalla North and Berland River Project
We continue to advance construction of the Valhalla North and Berland River project. The Valhalla section, which consists of approximately 33 km (21 miles) of new pipeline, is expected to be in-service in fourth quarter 2025. The project is designed to provide incremental capacity on the NGTL System of approximately 428 TJ/d (400 MMcf/d) and consists of new pipeline, one new non-emitting electric compressor unit and associated facilities.
Coastal GasLink
Coastal GasLink Pipeline
In November 2024, Coastal GasLink Limited Partnership (Coastal GasLink LP) executed a commercial agreement with LNG Canada (LNGC) and each of the five LNGC Participants (LNGC Participants) that declared commercial in-service for
Coastal GasLink pipeline, enabling toll collection from customers retroactive to October 1, 2024. The agreement also provided for a one-time payment of $199 million from LNGC Participants to TC Energy in recognition of completed work and final cost settlement, payable upon the earlier of three months following the LNG facility's declared in-service date or December 15, 2025.
Effective July 12, 2025, the LNG facility was declared in-service by LNGC. Pursuant to the commercial agreement, TC Energy expects to receive the one-time payment of $199 million by mid-October 2025. This payment, which accrues entirely to TC Energy under the contractual arrangements between the Coastal GasLink LP partners, was recognized as an in-substance distribution from Coastal GasLink LP in our financial statements as at December 31, 2024.
Coastal GasLink LP has, and continues to pursue cost recovery from contractors, including through the pursuit and response to claims through arbitration. Although not all of the claims have been conclusively determined yet, Coastal GasLink LP expects that these proceedings overall will result in net cost recoveries. Refer to Note 14, Commitments, contingencies and guarantees, of our Condensed consolidated financial statements for additional information.
Indigenous Equity Option
In March 2022, we announced the signing of option agreements to sell up to a 10 per cent equity interest in Coastal
GasLink LP to Indigenous communities across the project corridor, from our current 35 per cent equity ownership. In
February 2025, the option agreements were amended to address the declared commercial in-service of the Coastal GasLink pipeline in fourth quarter 2024, establishing a revised timeline for the option exercise, including a three-month non-binding window scheduled to commence in September 2025.
30 | TC Energy Second Quarter 2025

U.S. NATURAL GAS PIPELINES
Columbia Gas Section 4 Rate Case
In September 2024, Columbia Gas filed a Section 4 Rate Case with FERC requesting an increase to its maximum transportation rates effective April 1, 2025. On July 1, 2025, Columbia Gas notified FERC that it has reached a settlement-in-principle. Columbia Gas expects the final settlement to include an increase relative to pre-filed rates, subject to revision following completion and approval of settlement terms, which we anticipate in fourth quarter 2025.
ANR and GLGT Section 4 Rate Cases
In April 2025, ANR and GLGT each filed Section 4 Rate Cases with FERC requesting an increase to their respective maximum transportation rates expected to become effective November 1, 2025, subject to refund. We will pursue a collaborative process to find a mutually beneficial outcome with our customers through settlement.
East Lateral XPress
The East Lateral XPress project, an expansion project on the Columbia Gulf system that connects supply to U.S. Gulf Coast LNG export markets, was placed in service in May 2025, with total project costs of approximately US$0.3 billion.
Northwoods Project
In April 2025, we approved the Northwoods Project, an expansion project on our ANR system designed to provide
0.4 Bcf/d of capacity to serve natural gas-fired electric generation demand in the U.S. Midwest, including data centres and overall economic growth. The project involves pipeline looping, compressor facility additions as well as other system updates, with an anticipated in-service date of late 2029 and estimated project cost of approximately US$0.9 billion.
MEXICO NATURAL GAS PIPELINES
TGNH Strategic Alliance with the CFE
The Southeast Gateway pipeline is in service and we commenced the collection of tolls beginning May 2025. In July 2025, the newly constituted Comisión Nacional de Energía (CNE) approved our regulated rates required to provide service to potential future interruptible service users on the Southeast Gateway pipeline other than the CFE.
During second quarter 2024, upon the CFE’s equity injection of US$340 million as well as non-cash consideration in recognition of the completion of certain contractual obligations, including land acquisition and permitting support, the
CFE became a partner in TGNH with a 13.01 per cent equity interest. With the CFE's contractual support related to land acquisition, community relations and permitting, the CFE's equity in TGNH is expected to increase to a maximum of
15 per cent, subject to regulatory approvals, and will increase to approximately 35 per cent upon expiry of the contract in 2055.
POWER AND ENERGY SOLUTIONS
Bruce Power Life Extension
Bruce Power received approval of the Unit 5 MCR final cost and schedule estimate from the IESO on April 2, 2025. The
Unit 5 MCR is expected to commence in fourth quarter 2026 with a return to service in early 2030.
TC Energy Second Quarter 2025 | 31

CORPORATE
2016 Columbia Pipeline Acquisition Lawsuit
In 2018, former shareholders of Columbia Pipeline Group Inc. (CPG) commenced a class action lawsuit related to the acquisition of CPG by TC Energy in 2016. In 2023, the Delaware Chancery Court (the Court) found that the former
CPG executives breached their fiduciary duties, that the former CPG Board breached its duty of care in overseeing the sale process and that TC Energy aided and abetted those breaches. TC Energy’s allocated share of damages was an estimated US$350 million, plus post-judgment interest. TC Energy appealed the decision to the Delaware Supreme Court and on June 17, 2025, the Supreme Court issued its decision reversing the Court’s finding of liability against TC Energy. On
July 10, 2025, the Court granted the final order vacating its prior judgment and dismissing plaintiffs’ claims against TC Energy. As a result, this matter is now concluded in TC Energy’s favour with no liability. There is no further right of appeal.

32 | TC Energy Second Quarter 2025

Financial condition
We strive to maintain financial strength and flexibility in all parts of the economic cycle. We rely on our operating cash flows to sustain our business, pay dividends and fund a portion of our growth. In addition, we access capital markets and engage in portfolio management activities to meet our financing needs and to manage our capital structure and credit ratings.
We believe that we have the financial capacity to fund our existing capital program through predictable cash flows from operations, access to capital markets, portfolio management activities, joint ventures, asset-level financing, cash on hand and substantial committed credit facilities. Annually, in the fourth quarter, we renew and extend our credit facilities as required.
At June 30, 2025, our current assets totaled $6.9 billion and current liabilities amounted to $11.6 billion, leaving us with a working capital deficit of $4.7 billion compared to a deficit of $4.8 billion at December 31, 2024, excluding discontinued operations. Our working capital deficiency is considered to be in the normal course of business and is managed through:
•our ability to generate predictable cash flows from operations
•a total of $7.8 billion of TCPL committed revolving credit facilities, of which $5.4 billion of short-term borrowing capacity remains available, net of $2.4 billion backstopping outstanding commercial paper balances, and arrangements for a further         $2.0 billion of demand credit facilities, of which $1.1 billion remains available as of June 30, 2025
•additional $2.0 billion of committed revolving credit facilities at certain of our subsidiaries and affiliates, of which         $2.0 billion of short-term borrowing capacity remains available as of June 30, 2025
•our access to capital markets, including through securities issuances, incremental credit facilities, capital rotation and DRP, if deemed appropriate.
CASH PROVIDED BY OPERATING ACTIVITIES1,2

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Net cash provided by operations	2,173	1,655	3,532	3,697
Increase (decrease) in operating working capital	(209)	172	381	516
Funds generated from operations	1,964	1,827	3,913	4,213
Specific items:
Third-party settlement, net of current income tax	—	—	—	26
NGTL System ownership transfer costs	—	10	—	10
Liquids Pipelines business separation costs, net of current income tax	—	27	—	42
Focus Project costs, net of current income tax	—	—	—	9
Current income tax (recovery) expense on sale of non-core assets	—	9	—	9
Current income tax (recovery) expense on risk management activities	—	1	—	1
Comparable funds generated from operations	1,964	1,874	3,913	4,310
1    Includes continuing and discontinued operations.
2    Includes Liquids Pipelines earnings for the three and six months ended June 30, 2024 compared to Liquids Pipelines earnings of nil for the same periods in 2025. Refer to the Discontinued operations section and our 2024 Annual Report for additional information.
Net cash provided by operations
Net cash provided by operations increased by $518 million for the three months ended June 30, 2025 compared to the same period in 2024 primarily due to the timing of working capital changes and higher funds generated from operations. Net cash provided by operations decreased by $165 million for the six months ended June 30, 2025 compared to the same period in 2024 primarily due to lower funds generated from operations, partially offset by the timing of working capital changes.
TC Energy Second Quarter 2025 | 33

Comparable funds generated from operations
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes, as well as the cash impact of our specific items.
Comparable funds generated from operations increased by $90 million for the three months ended June 30, 2025 compared to the same period in 2024 primarily due to realized gains in 2025 compared to realized losses in 2024 on derivatives used to manage our foreign exchange exposures, partially offset by lower comparable EBITDA. Comparable funds generated from operations decreased by $397 million for the six months ended June 30, 2025 compared to the same period in 2024 primarily due to lower comparable EBITDA and lower distributions from our equity investments, partially offset by realized gains in 2025 compared to realized losses in 2024 on derivatives used to manage our foreign exchange exposures.
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Capital spending
Capital expenditures	(1,109)	(1,333)	(2,669)	(2,912)
Capital projects in development	(6)	(13)	(10)	(33)
Contributions to equity investments	(264)	(245)	(509)	(543)
	(1,379)	(1,591)	(3,188)	(3,488)
Proceeds from sale of assets, net of transaction costs	—	48	—	48
Other distributions from equity investments	—	—	5	30
Deferred amounts and other	(107)	(140)	(39)	(128)
Net cash (used in) provided by investing activities	(1,486)	(1,683)	(3,222)	(3,538)
Net cash used in investing activities decreased by $197 million and $316 million for the three and six months ended June 30, 2025 compared to the same periods in 2024 primarily due to decreased capital spending.
Capital expenditures incurred for the six months ended June 30, 2025 were primarily for the advancement of the Columbia Gas and ANR projects, Southeast Gateway pipeline, as well as maintenance capital expenditures. Lower capital expenditures for the six months ended June 30, 2025 compared to the same period in 2024 reflect reduced spending on the Southeast Gateway pipeline, partially offset by increased spending on the Columbia Gas and ANR projects.
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Notes payable issued (repaid), net	949	1,181	2,096	1,558
Long-term debt issued, net of issue costs	(6)	(1)	2,421	661
Long-term debt repaid	(1,215)	(1,258)	(3,224)	(1,662)
Junior subordinated notes issued, net of issue costs	—	—	1,054	—
Dividends and distributions paid	(994)	(1,103)	(2,097)	(2,374)
Common shares issued, net of issue costs	20	—	50	—
Disposition of equity interest, net of transaction costs	—	464	—	426
Contributions from non-controlling interest	—	5	—	5
Net cash (used in) provided by financing activities	(1,246)	(712)	300	(1,386)
34 | TC Energy Second Quarter 2025

Long-term debt issued
The following table outlines significant long-term debt issuances in the six months ended June 30, 2025:

(millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

TransCanada PipeLines Limited
	February 2025	Medium Term Notes	February 2035	1,000	4.58%
Columbia Pipelines Operating Company LLC
	March 2025	Senior Unsecured Notes	February 2035	US 550	5.44%
	March 2025	Senior Unsecured Notes	February 2055	US 450	5.96%
On June 17, 2025, ANR Pipeline Company entered into a note purchase agreement which commits our subsidiary to issue US$250 million of six-year senior unsecured notes bearing interest at a fixed rate of 5.23 per cent and US$350 million of
10-year senior unsecured notes bearing interest at a fixed rate of 5.69 per cent. ANR Pipeline Company expects to issue these senior unsecured notes in third quarter 2025.
Long-term debt repaid/retired
The following table outlines significant long-term debt repaid/retired in the six months ended June 30, 2025:

(millions of Canadian $, unless otherwise noted)
Company	Repayment date	Type	Amount	Interest rate

Nova Gas Transmission Ltd.
	May 2025	Medium Term Notes	87	8.90%
Columbia Pipelines Operating Company LLC
	March 2025	Senior Unsecured Notes	US 1,000	4.50%
TC PipeLines, LP
	March 2025	Senior Unsecured Notes	US 350	4.38%
TC Energía Mexicana, S. de R.L. de C.V.
	Various	Senior Unsecured Term Loan	US 82	Floating
Subsequent debt repayment
On July 17, 2025, TCPL retired $750 million of medium term notes bearing interest at a fixed rate of 3.30 per cent.
Junior subordinated notes issued and repaid
In February 2025, TCPL issued US$750 million of junior subordinated notes maturing in 2065 with a fixed interest rate of
7.00 per cent per year until June 1, 2030, and resetting every five years thereafter.
In May 2025, TCPL exercised its option to fully repay and retire the US$750 million junior subordinated notes that had a maturity date of 2075, bearing interest at 5.88 per cent to TransCanada Trust (the Trust). All of the proceeds from the repayment were used by the Trust to fund the redemption price of the US$750 million in aggregate principal amount of outstanding Trust Notes - Series 2015-A, in May 2025 pursuant to their terms. Refer to Note 8, Junior subordinated notes, of our Condensed consolidated financial statements for additional information.
DIVIDENDS
On July 31, 2025, we announced a quarterly dividend on our outstanding common shares of $0.85 per share payable on October 31, 2025 to shareholders of record at the close of business on September 29, 2025.
Commencing with the dividends payable on January 31, 2025 to shareholders of record at the close of business on December 31, 2024, the amounts reflect TC Energy's proportionate allocation following the Spinoff Transaction. Refer to our 2024 Annual Report for additional information.
TC Energy Second Quarter 2025 | 35

SHARE INFORMATION
At July 25, 2025, we had approximately 1.0 billion issued and outstanding common shares and approximately 3.3 million outstanding options to buy common shares, of which 2.8 million were exercisable.
On June 30, 2025, 104,778 Series 3 preferred shares were converted, on a one-for-one basis, into Series 4 preferred shares and 1,822,829 Series 4 preferred shares were converted, on a one-for-one basis, into Series 3 preferred shares.
CREDIT FACILITIES
At July 25, 2025, we had a total of $7.8 billion of TCPL committed revolving credit facilities, of which $4.4 billion of short-term borrowing capacity remains available, net of $3.4 billion backstopping outstanding commercial paper balances. We also have arrangements in place for a further $2.0 billion of demand credit facilities, of which $1.1 billion remains available.
In addition, we have $2.1 billion of committed revolving credit facilities at certain of our subsidiaries and affiliates, of which     $2.0 billion of borrowing capacity remains available at July 25, 2025.
CONTRACTUAL OBLIGATIONS
Capital expenditure commitments at June 30, 2025 increased by approximately $0.3 billion from those reported at December 31, 2024, reflecting new contractual commitments entered into for construction on U.S. natural gas pipelines, primarily related to the construction costs associated with ANR and other pipeline projects, partially offset by normal course fulfillment of construction contracts.
There were no material changes to our contractual obligations in second quarter 2025 or to payments due in the next five years or thereafter. Refer to our 2024 Annual Report for additional information about our contractual obligations.
36 | TC Energy Second Quarter 2025

Discontinued operations
On October 1, 2024, TC Energy completed the spinoff of its Liquids Pipelines business into a new public company, South Bow Corporation. Upon completion of the Spinoff Transaction, the Liquids Pipelines business was accounted for as a discontinued operation. Prior year amounts have been recast to present the Liquids Pipelines business as a discontinued operation. Refer to our 2024 Annual Report for additional information.
RESULTS FROM DISCONTINUED OPERATIONS

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2025	2024[1]	2025	2024[1]

Segmented earnings (losses) from discontinued operations	(29)	270	(29)	589
Interest expense	—	(60)	—	(117)
Interest income and other	—	1	—	3
Income (loss) from discontinued operations before income taxes	(29)	211	(29)	475
Income tax (expense) recovery	—	(52)	—	(101)
Net income (loss) from discontinued operations, net of tax	(29)	159	(29)	374
Net income (loss) per common share from discontinued operations - basic	($0.03)	$0.15	($0.03)	$0.36
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
In June 2025, we received $24 million related to certain recoveries under the Separation Agreement with South Bow Corporation. At this time, we also revised our estimate of our share of future recoveries, resulting in a $29 million impairment charge, which has been included in Net income (loss) from discontinued operations, net of tax in the Condensed consolidated statement of income and excluded from our calculation of comparable measures from discontinued operations. Refer to
Note 3, Discontinued operations, of our Condensed consolidated financial statements for additional information.
TC Energy Second Quarter 2025 | 37

NON-GAAP MEASURES
This MD&A references non-GAAP measures, which are described in the Non-GAAP measures section. These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
RECONCILIATION OF NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX TO COMPARABLE EARNINGS FROM DISCONTINUED OPERATIONS

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2025	2024[1]	2025	2024[1]

Net income (loss) from discontinued operations, net of tax	(29)	159	(29)	374
Specific items (pre tax):
Keystone XL asset impairment charge[2]	29	—	29	—
Liquids Pipelines business separation costs[3]	—	29	—	45
Risk management activities	—	(37)	—	(36)
Taxes related to specific items[4]	—	5	—	2
Comparable earnings from discontinued operations	—	156	—	385
Net income (loss) per common share from discontinued operations	($0.03)	$0.15	($0.03)	$0.36
Specific items (net of tax)	0.03	—	0.03	0.01
Comparable earnings per common share from discontinued operations	—	$0.15	—	$0.37
1Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
2A pre-tax impairment charge of $29 million for the three and six months ended June 30, 2025 related to our estimate of Keystone XL contractual recoveries was recognized in Net income (loss) from discontinued operations, net of tax and excluded from our calculation of comparable earnings from discontinued operations.
3A pre-tax charge of $29 million and $45 million for the three and six months ended June 30, 2024 related to Liquids Pipelines business separation costs from the Spinoff Transaction was recognized in Net income (loss) from discontinued operations, net of tax and excluded from our calculation of comparable earnings from discontinued operations.
4The income tax impacts on the specified items mentioned in the table above have been removed from our calculation of Income tax expense included in comparable earnings from discontinued operations below.
COMPARABLE EBITDA TO COMPARABLE EARNINGS - FROM DISCONTINUED OPERATIONS
Comparable EBITDA from discontinued operations represents segmented earnings (losses) from discontinued operations adjusted for the specific items described above, excluding charges for depreciation and amortization.

	three months ended June 30	six months ended June 30
(millions of $, except per share amounts)	2024[1]	2024[1]

Comparable EBITDA from discontinued operations	346	766
Depreciation and amortization	(84)	(168)
Interest expense	(60)	(117)
Interest income and other	1	3
Income tax (expense) recovery included in comparable earnings	(47)	(99)
Comparable earnings from discontinued operations	156	385
Comparable earnings per common share from discontinued operations	$0.15	$0.37
1    Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.

38 | TC Energy Second Quarter 2025

Financial risks and financial instruments
We are exposed to various financial risks and have strategies, policies and limits in place to manage the impact of these risks on our earnings, cash flows and, ultimately, shareholder value.
Risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance.
Refer to our 2024 Annual Report for additional information about the risks we face in our business which have not changed materially since December 31, 2024, other than as noted within this MD&A.
INTEREST RATE RISK
We utilize both short- and long-term debt to finance our operations which exposes us to interest rate risk. We typically pay fixed rates of interest on our long-term debt and floating rates on short-term debt including our commercial paper programs and amounts drawn on our credit facilities. A small portion of our long-term debt bears interest at floating rates. In addition, we are exposed to interest rate risk on financial instruments and contractual obligations containing variable interest rate components. We actively manage our interest rate risk using interest rate derivatives.
FOREIGN EXCHANGE RISK
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings.
A portion of our Mexico Natural Gas Pipelines' monetary assets and liabilities are peso-denominated, while our Mexico operations' financial results are denominated in U.S. dollars. Therefore, changes in the value of the Mexican peso against the U.S. dollar can affect our comparable earnings. In addition, foreign exchange gains or losses calculated for
Mexico income tax purposes on the revaluation of U.S. dollar-denominated monetary assets and liabilities result in a peso-denominated income tax exposure for these entities, leading to fluctuations in Income (loss) from equity investments and Income tax expense (recovery) in the Condensed consolidated statement of income.
We actively manage a portion of our foreign exchange risk using foreign exchange derivatives. We hedge a portion of our net investment in foreign operations (on an after-tax basis) with U.S. dollar‑denominated debt and cross-currency interest rate swaps as appropriate.
COUNTERPARTY CREDIT RISK
We have exposure to counterparty credit risk in a number of areas including:
•cash and cash equivalents
•accounts receivable
•available-for-sale assets
•fair value of derivative assets
•net investment in leases and certain contract assets in Mexico.
Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of our customers. While the majority of our credit exposure is to large creditworthy entities, we maintain close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to our 2024 Annual Report for more information about the factors that mitigate our counterparty credit risk exposure.
TC Energy Second Quarter 2025 | 39

We review financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. We use historical credit loss and recovery data, adjusted for our judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At June 30, 2025, we had no significant credit risk concentrations, with the exception of the CFE, which represents approximately 32 per cent of gross exposure. At this time, there were no significant amounts past due or impaired. We recorded a pre-tax loss of $103 million and         $101 million on the expected credit loss provision on the TGNH net investment in leases and certain contract assets in
Mexico for the three and six months ended June 30, 2025 (2024 – pre-tax recovery of $3 million and $24 million, respectively). During second quarter 2025, we completed the Southeast Gateway pipeline and recognized a net investment in sales-type lease. Refer to Note 12, Risk management and financial instruments and Note 13, TGNH strategic alliance, of our Condensed consolidated financial statements for additional information.
We have significant credit and performance exposure to financial institutions that hold cash deposits and provide committed credit lines and letters of credit that help manage our exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets. Our portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.
LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continuously forecasting our cash flows and ensuring we have adequate cash balances, cash flows from operations, committed and demand credit facilities and access to capital markets to meet our operating, financing and capital expenditure obligations under both normal and stressed economic conditions.
FINANCIAL INSTRUMENTS
With the exception of Long-term debt and Junior subordinated notes, our derivative and non-derivative financial instruments are recorded on the balance sheet at fair value unless they were entered into and continue to be held for the purpose of receipt or delivery in accordance with our normal purchase and sales exemptions and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.
Derivative instruments
We use derivative instruments to reduce volatility associated with fluctuations in commodity prices, interest rates and foreign exchange rates. Derivative instruments, including those that qualify and are designated for hedge accounting treatment, are recorded at fair value.
The majority of derivative instruments that are not designated or do not qualify for hedge accounting treatment have been entered into as economic hedges to manage our exposure to market risk and are classified as held-for-trading. Changes in the fair value of held-for-trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held-for-trading derivative instruments can fluctuate significantly from period to period.
The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of RRA, including those that qualify for hedge accounting treatment, are expected to be refunded or recovered through the tolls charged by us. As a result, these gains and losses are deferred as regulatory liabilities or regulatory assets and are refunded to or collected from the ratepayers in subsequent years when the derivative settles.
40 | TC Energy Second Quarter 2025

Balance sheet presentation of derivative instruments
The balance sheet presentation of the fair value of derivative instruments were as follows:

(millions of $)	June 30, 2025	December 31, 2024

Other current assets	377	347
Other long-term assets	170	122
Accounts payable and other	(322)	(507)
Other long-term liabilities	(138)	(209)
	87	(247)
Unrealized and realized gains (losses) on derivative instruments
The following summary does not include hedges of our net investment in foreign operations.

	three months ended June 30		six months ended June 30
(millions of $)	2025	2024	2025	2024

Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period
Commodities[2]	102	8	27	(21)
Foreign exchange	179	(31)	237	(102)
Realized gains (losses) in the period
Commodities	(9)	156	(38)	358
Foreign exchange	80	(98)	72	(47)
Interest rate	3	—	5	—
Derivative Instruments in Hedging Relationships
Realized gains (losses) in the period
Commodities	5	15	14	18
Foreign exchange	3	—	4	—
Interest rate	(7)	(14)	(16)	(27)
1Realized and unrealized gains (losses) on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains (losses) on foreign exchange and interest rate held-for-trading derivative instruments are included on a net basis in Foreign exchange (gains) losses, net and Interest expense, respectively, in the Condensed consolidated statement of income.
2In the three and six months ended June 30, 2025, unrealized gains of $1 million were reclassified to Net income (loss) from AOCI related to discontinued cash flow hedges (2024 - nil).
For further details on our non-derivative and derivative financial instruments, including classification assumptions made in the calculation of fair value and additional discussion of exposure to risks and mitigation activities, refer to Note 12, Risk management and financial instruments, of our Condensed consolidated financial statements.
TC Energy Second Quarter 2025 | 41

Other information
CONTROLS AND PROCEDURES
Management, including our President and CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as at June 30, 2025, as required by the Canadian securities regulatory authorities and by the SEC and concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
There were no changes in second quarter 2025 that had or are likely to have a material impact on our internal controls over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY CHANGES
When we prepare financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the timing and amounts we record for our assets, liabilities, revenues and expenses because these items may be affected by future events. We base the estimates and assumptions on the most current information available, using our best judgment. We also regularly assess the assets and liabilities themselves. In addition to the items discussed below, refer to our 2024 Annual Report for a listing of critical accounting estimates.
Impairment of goodwill
Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate it might be impaired. We can initially make this assessment based on qualitative factors. If we conclude that it is not more likely than not that the fair value of the reporting unit is greater than its carrying value, we will then perform a quantitative goodwill impairment test.
The estimated fair value in excess of the carrying value was less than 10 per cent on our Columbia and Great Lakes reporting units at the date of our last quantitative goodwill impairment test. Any future reductions in cash flow forecasts or adverse changes in other key assumptions could result in a future impairment of our goodwill balance.
Sales-type leases
We determined that the Southeast Gateway pipeline is classified as a sales-type lease between TGNH and the CFE. We allocated the expected contract consideration to the lease and non-lease components based on the stand-alone selling price for each distinct service at the inception of the agreement in 2022. Under a sales-type lease, we derecognize the underlying asset and record a net investment in lease equal to the present value of both the future lease payments and the estimated residual value of the leased asset.
To record the net investment in lease, we were required to prepare an estimate of the fair value of the Southeast Gateway pipeline. The TGNH pipelines, which includes the Southeast Gateway pipeline, are rate-regulated and the tolls are designed to recover the cost of providing service. On this basis, we applied judgment to determine that, at the inception of the lease arrangement, the fair value of the underlying assets approximated the carrying value and the residual value approximated the remaining carrying value at the end of the lease term. We estimated that if the assets were purchased at their carrying value, they would yield a return to the purchaser that is in line with current market participant expectations.
Accounting changes
Our significant accounting policies have remained unchanged since December 31, 2024 other than as described in         Note 2, Accounting changes, of our Condensed consolidated financial statements. A summary of our significant accounting policies is included in our 2024 Annual Report.
42 | TC Energy Second Quarter 2025

Quarterly results
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

	2025		2024[1]				2023[1]
(millions of $, except per share amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third

Revenues	3,744	3,623	3,577	3,358	3,327	3,509	3,504	3,225

Net income (loss) attributable to common shares	833	978	971	1,457	963	1,203	1,463	(197)
from continuing operations	862	978	1,069	1,338	804	988	1,249	(325)
from discontinued operations	(29)	—	(98)	119	159	215	214	128

Comparable earnings[2]	848	983	1,094	1,074	978	1,284	1,403	1,035
from continuing operations	848	983	1,094	894	822	1,055	1,192	848
from discontinued operations	—	—	—	180	156	229	211	187

Per share statistics:
Net income (loss) per common share – basic	$0.80	$0.94	$0.94	$1.40	$0.93	$1.16	$1.41	($0.19)
from continuing operations	$0.83	$0.94	$1.03	$1.29	$0.78	$0.95	$1.20	($0.31)
from discontinued operations	($0.03)	—	($0.09)	$0.11	$0.15	$0.21	$0.21	$0.12

Comparable earnings per common share[2]	$0.82	$0.95	$1.05	$1.03	$0.94	$1.24	$1.35	$1.00
from continuing operations	$0.82	$0.95	$1.05	$0.86	$0.79	$1.02	$1.15	$0.82
from discontinued operations	—	—	—	$0.17	$0.15	$0.22	$0.20	$0.18

Dividends declared per common share[3]	$0.85	$0.85	$0.8225	$0.96	$0.96	$0.96	$0.93	$0.93
1    Results have been recast to reflect the split between continuing and discontinued operations.
2    Additional information on the most directly comparable GAAP measure can be found in the Non-GAAP measures section.
3    Commencing fourth quarter 2024 and thereafter, amounts reflect dividends declared following the Spinoff Transaction. Refer to our 2024 Annual Report for additional information.
FACTORS AFFECTING QUARTERLY FINANCIAL INFORMATION BY BUSINESS SEGMENT
Quarter-over-quarter revenues and net income fluctuate for reasons that vary across our business segments. In addition to the factors below, our revenues and segmented earnings (losses) are impacted by fluctuations in foreign exchange rates, mainly related to our U.S. dollar-denominated operations and our peso-denominated exposure. Refer to the Foreign exchange section for additional information.
In our Natural Gas Pipelines business, except for seasonal fluctuations in short-term throughput volumes on U.S. pipelines, quarter-over-quarter revenues and segmented earnings (losses) generally remain relatively stable during any fiscal year. Over the long term, however, they fluctuate because of:
•regulatory decisions
•negotiated settlements with customers
•newly constructed assets being placed in service
•acquisitions and divestitures
•natural gas marketing activities and commodity prices
•developments outside of the normal course of operations
•certain fair value adjustments
•provisions for expected credit losses on net investment in leases and certain contract assets in Mexico.
TC Energy Second Quarter 2025 | 43

In Power and Energy Solutions, quarter-over-quarter revenues and segmented earnings (losses) are affected by:
•weather
•customer demand
•newly constructed assets being placed in service
•acquisitions and divestitures
•market prices for natural gas and power
•capacity prices and payments
•power marketing and trading activities
•planned and unplanned plant outages
•developments outside of the normal course of operations
•certain fair value adjustments.
FACTORS AFFECTING FINANCIAL INFORMATION BY QUARTER
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. Refer to the Non-GAAP measures section for additional information.
In second quarter 2025, comparable earnings from continuing operations also excluded:
•pre-tax unrealized foreign exchange losses, net, of $132 million on the peso-denominated intercompany loan between TCPL and TGNH, net of non-controlling interest
•a pre-tax loss of $93 million on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, net of non-controlling interest.
In first quarter 2025, comparable earnings from continuing operations also excluded:
•pre-tax unrealized foreign exchange gains, net, of $3 million on the peso-denominated intercompany loan between TCPL and TGNH, net of non-controlling interest
•a pre-tax recovery of $2 million on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, net of non-controlling interest.
In fourth quarter 2024, comparable earnings from continuing operations also excluded:
•a pre-tax net gain on debt extinguishment of $228 million related to the purchase and cancellation of certain senior unsecured notes and medium term notes and the retirement of outstanding callable notes in October 2024
•pre-tax unrealized foreign exchange gains, net, of $143 million on the peso-denominated intercompany loan between TCPL and TGNH, net of non-controlling interest
•a pre-tax recovery of $3 million on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, net of non-controlling interest
•a deferred income tax expense of $96 million resulting from the revaluation of remaining deferred tax balances following the Spinoff Transaction
•a pre-tax impairment charge of $36 million related to development costs incurred on Project Tundra, a next-generation technology carbon capture and storage project, following our decision to end our collaboration on the project
•a pre-tax expense of $9 million related to Focus Project costs.
44 | TC Energy Second Quarter 2025

In third quarter 2024, comparable earnings from continuing operations also excluded:
•a pre-tax gain of $572 million related to the sale of PNGTS which was completed on August 15, 2024
•pre-tax unrealized foreign exchange losses, net, of $52 million on the peso-denominated intercompany loan between TCPL and TGNH, net of non-controlling interest
•a pre-tax expense of $5 million on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, net of non-controlling interest
•a pre-tax expense of $5 million related to Focus Project costs.
In second quarter 2024, comparable earnings from continuing operations also excluded:
•a pre-tax gain of $48 million related to the sale of non-core assets in U.S. Natural Gas Pipelines and Canadian Natural Gas Pipelines
•pre-tax unrealized foreign exchange losses, net, of $3 million on the peso-denominated intercompany loan between TCPL and TGNH, net of non-controlling interest
•a pre-tax recovery of $3 million on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico, net of non-controlling interest
•pre-tax costs of $10 million related to the NGTL System Ownership Transfer.
In first quarter 2024, comparable earnings from continuing operations also excluded:
•pre-tax unrealized foreign exchange gains, net, of $55 million on the peso-denominated intercompany loan between TCPL and TGNH
•a pre-tax recovery of $21 million on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico
•a pre-tax expense of $34 million related to a non-recurring third-party settlement
•a pre-tax expense of $10 million related to Focus Project costs.
In fourth quarter 2023, comparable earnings from continuing operations also excluded:
•a $74 million income tax recovery related to a revised assessment of the valuation allowance and non-taxable capital losses on our equity investment in Coastal GasLink LP
•pre-tax unrealized foreign exchange losses, net, of $55 million on the peso-denominated intercompany loan between TCPL and TGNH
•a pre-tax expense of $36 million on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico
•a pre-tax expense of $15 million related to Focus Project costs.
In third quarter 2023, comparable earnings from continuing operations also excluded:
•a pre-tax impairment charge of $1,244 million related to our equity investment in Coastal GasLink LP
•a pre-tax expense of $18 million related to Focus Project costs
•pre-tax net unrealized foreign exchange gains, net, of $20 million on the peso-denominated intercompany loan between TCPL and TGNH
•a pre-tax recovery of $1 million on the expected credit loss provision related to TGNH net investment in leases and certain contract assets in Mexico.
TC Energy Second Quarter 2025 | 45